United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 02)*

OMB Number 3235-0145
Boardwalk Pipeline Partners, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
096627 10 4
(CUSIP Number)
Michael E. McMahon
9 Greenway Plaza
Houston,  Texas  77046
(713)479-8059
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October  30,  2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096627 10 4

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Boardwalk Pipelines Holding Corp.
  06-1687421

  Check the Appropriate Box if a Member of a Group (See Instructions)
    √

  SEC Use Only
  Source of Funds (See Instructions)

  AF  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  107,534,609 Common Units

  Shared Voting Power

  Sole Dispositive Power

  107,534,609 Common Units

  Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person

  107,534,609 Common Units

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  69.4%

  Type of Reporting Person (See Instructions)

  HC  CO

Footnotes:

On November 13, 2008, the 33,093,878 subordinated units representing limited partner interests in Boardwalk Pipeline Partners, LP held by Boardwalk Pipelines Holding Corp. converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein). Boardwalk Pipelines Holding Corp. also holds 22,866,667 class B units representing limited partner interests in Boardwalk Pipeline Partners, LP which will be convertible into common units on a one-for-one basis upon demand by the holder at any time after June 30, 2013.

CUSIP No. 096627 10 4

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Loews Corporation
  13-2646102

  Check the Appropriate Box if a Member of a Group (See Instructions)
    √

  SEC Use Only
  Source of Funds (See Instructions)

  WC  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  107,534,609 Common Units

  Shared Voting Power

  Sole Dispositive Power

  107,534,609 Common Units

  Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person

  107,534,609 Common Units

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  69.4%

  Type of Reporting Person (See Instructions)

  HC  CO

Footnotes:

On November 13, 2008, the 33,093,878 subordinated units representing limited partner interests in Boardwalk Pipeline Partners, LP held by Loews Corporation converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein). Loews Corporation also holds 22,866,667 class B units representing limited partner interests in Boardwalk Pipeline Partners, LP which will be convertible into common units on a one-for-one basis upon demand by the holder at any time after June 30, 2013.

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Issuer”), which has its principal executive office at 9 Greenway Plaza, Suite 2800, Houston, Texas 77046. The total number of Common Units reported as beneficially owned in this Schedule 13D is 107,534,609, which constitutes approximately 69.4% of the total number of Common Units outstanding. In addition, the reporting persons beneficially own class B units (the “Class B Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at November 4, 2008, there were 154,934,609 Common Units outstanding. The Common Units and Class B Units each represent limited partner interests in the Issuer.

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

  Name

  Item 2 is not amended by this Amendment No. 2.

  Residence or Business Address

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  Citizenship

Item 3. Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition
Item 3 is hereby amended by adding the following as a new third paragraph thereof:

On November 4, 2008 BPHC purchased 21,184,609 Common Units from the Issuer at a price of $23.13 per Common Unit, or $490 million in the aggregate. An additional $10 million was contributed to the Partnership on behalf of the Boardwalk GP, LP (the “General Partner”), the Issuer’s general partner, to maintain its 2% general partner interest. The source of funds for the purchase of the Common Units was cash on hand of Loews, which was contributed to BPHC.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Item 4 is not amended by this Amendment No. 2.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  Subsections (a), (b) and (c) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

  (a) BPHC is the record and beneficial owner of 107,534,609 Common Units, which in the aggregate represents approximately 69.4% of the outstanding Common Units. BPHC also holds 22,866,667 Class B Units which are convertible into equal numbers of Common Units.

  By virtue of its ownership of all the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units and Class B Units beneficially owned by BPHC.

  The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

  Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule A to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule A.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  (b) BPHC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 107,534,609 Common Units and 22,866,667 Class B Units beneficially owned by it.

  By virtue of its ownership of all the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units and Class B Units beneficially owned by BPHC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units and Class B Units beneficially owned by BPHC.

  The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  (c) The information with respect to the conversion on November 13, 2008 of all of the Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
Item 6 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Issuer Partnership Agreement

Subject to the terms and conditions of the Third Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Pursuant to the terms of the Issuer Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period. Unless earlier terminated pursuant to the terms of the Issuer Partnership Agreement, the subordination period will extend until the date two business days after the Partnership meets the financial tests set forth in the Issuer Partnership Agreement. The Issuer met the financial tests set forth in the Issuer Partnership Agreement on November 11, 2008. The subordination period terminated on November 13, 2008, resulting in the conversion of 33,093,878 Subordinated Units into Common Units on such date. Pursuant to the terms of the Issuer Partnership Agreement, each Class B Unit will be convertible into common units on a one-for-one basis upon demand by the holder at any time after June 30, 2013.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Unit Purchase Agreement.

On October 30, 2008, the Issuer entered into a Purchase Agreement (the “Unit Purchase Agreement”) with BPHC to sell 21,184,609 Common Units. The transactions contemplated by the Unit Purchase Agreement closed on November 4, 2008.

Registration Rights Agreement

In connection with the Unit Purchase Agreement, the Issuer and BPHC amended and restated the registration rights agreement (as so amended and restated, the “Registration Rights Agreement”) dated June 17, 2008. Pursuant to the Registration Rights Agreement, the Issuer is required to file a shelf registration statement to register, upon request of BPHC, a number of Common Units equal to the sum of (1) the aggregate number of Common Units issuable upon conversion of the Class B Units and (2) 21,184,609. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. In addition, pursuant to the terms of the Registration Rights Agreement, with respect to the first 21,184,609 units covered under the Registration Rights Agreement and sold to the public in one or more underwritten offerings, the Partnership shall reimburse selling holders for up to $0.925 per common unit for selling expenses incurred in connection with the sale of such units. These registration rights are transferable to affiliates of BPHC and, in certain circumstances, to third parties.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit A Joint Filing Agreement (Previously filed).

Exhibit B Contribution, Conveyance and Assumption Agreement, dated November 15, 2005, among Boardwalk Pipelines Holding Corp., Boardwalk GP, LLC, Boardwalk GP, LP, Boardwalk Pipeline Partners, LP, and the other parties named therein, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2005.

Exhibit C Third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, dated as of June 17, 2008, incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on June 18, 2008.

Exhibit D Unit Purchase Agreement, dated as of October 30, 2008, by and between Boardwalk Pipeline Partners, LP and Boardwalk Pipelines Holding Corp., incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 4, 2008.

Exhibit E Amended and Restated Registration Rights Agreement, dated November 4, 2008, by and between Boardwalk Pipeline Partners, LP and Boardwalk Pipelines Holding Corp., incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 4, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November  17,  2008
Date
Boardwalk Pipelines Holding Corp.
/s/ Jamie L. Buskill
Signature
Jamie L. Buskill
Chief Financial Officer
Name / Title
Loews Corporation
/s/ Gary W. Garson
Signature
Gary W. Garson
Senior Vice President
Name / Title

Footnotes:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)